Exhibit 10.5

AMERIPRISE FINANCIAL

DEFERRED COMPENSATION PLAN

Effective _____ __, 2005

AMERIPRISE FINANCIAL
DEFERRED COMPENSATION PLAN

Effective ———————— —, 2005

Purpose

The purpose of the Plan is to provide specified benefits to a select group of management or highly compensated Employees who contribute materially to the continued growth, development and future business success of Ameriprise Financial, Inc. and its subsidiaries, if any, that sponsor the Plan. This Plan shall be unfunded for tax purposes and for purposes of Title I of ERISA.

Article 1

Definitions

For purposes of the Plan, unless otherwise clearly apparent from the context, the following phrases or terms shall have the meanings indicated in this Article 1:

1.01 "Aggregate Vested Balance" or "Aggregate Vested Benefit" shall mean, with respect to the Plan Accounts of any Participant as of a given date, the sum of the amounts that have become vested under all of the Participant's Plan Accounts, as adjusted to reflect all applicable Investment Adjustments and all prior withdrawals and distributions, in accordance with Article 3 of the Plan and the provisions of the applicable Enrollment Forms.

1.02 "Amended Annual Election Form" shall mean the Amended Annual Election Form required by the Committee to be signed and submitted by a Participant to effect a permitted change in the elections previously made by the Participant under any Annual Election Form.

1.03 "Amended Beneficiary Designation Form" shall mean the Amended Beneficiary Designation Form required by the Committee to be signed and submitted by a Participant to effect a permitted change in the designation of a Participant's Beneficiary or Beneficiaries previously made by the Participant under any Beneficiary Designation Form.

1.04 "Amended Distribution Election Form" shall mean the Amended Distribution Election Form required by the Committee to be signed and submitted by a Participant to effect a permitted change in the Distribution Election previously made by the Participant under any Distribution Election Form.

1.05 "Annual Deferral Account" shall mean a Participant's Annual Participant Deferral for a Plan Year, as adjusted to reflect all applicable Investment Adjustments and all prior withdrawals and distributions in accordance with Article 3 and the provisions of the applicable Enrollment Forms.

1.06 "Annual Discretionary Allocation" shall mean the aggregate amount credited by a Participant's Employer to a Participant in respect of a particular Plan Year under Section 3.02.

1.07 "Annual Discretionary Allocation Account" shall mean a Participant's Annual Discretionary Allocation for a Plan Year, as adjusted to reflect all applicable Investment Adjustments and all prior withdrawals and distributions in accordance with Article 3 and the provisions of the applicable Enrollment Forms.

1.08 "Annual Election Form" shall mean the Annual Election Form required by the Committee to be signed and submitted by a Participant in connection with the Participant's deferral election with respect to a given Plan Year.

1.09 "Annual Participant Deferral" shall mean the aggregate amount deferred by a Participant in respect of a particular Plan Year under Section 3.01.

1.10 "Base Annual Salary" shall mean the annual base salary payable to a Participant by an Employer in cash in respect of services rendered during a Plan Year, including any Elective Deductions, but excluding Bonus Amounts, Commission Payouts or other additional incentives or awards payable to the Participant.

1.11 "Beneficiary" shall mean one or more persons, trusts, estates or other entities, designated in accordance with Article 10, that are entitled to receive a Participant's Aggregate Account Balance under the Plan in the event of the Participant's death.

1.12 "Beneficiary Designation Form" shall mean the Beneficiary Designation Form or Amended Beneficiary Designation Form last signed and submitted by a Participant and accepted by the Committee.

1.13 "Board" shall mean the board of directors of the Company.

1.14 "Bonus Amounts" shall mean Discretionary Bonus Amounts, Portfolio Award Amounts and Commission Payouts, collectively.

1.15 "Change in Control" has the meaning set forth in the Ameriprise Financial 2005 Incentive Compensation Plan; provided, that notwithstanding anything to the contrary therein, a Change in Control shall not be deemed to occur under the Plan as a result of any event or transaction to the extent that treating such event or transaction as a Change in Control under the Plan would cause any tax to become due under Section 409A of the Code.

1.16 "Claimant" shall have the meaning set forth in Section 13.1.

1.17 "Code" shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

1.18 "Commission Payouts" shall mean the amounts payable to a Participant by an Employer in cash in respect of services rendered during a Plan Year under any commission scheme or commission draw arrangement, including any Elective Deductions, but excluding Discretionary Bonus Amounts, Portfolio Award Amounts, stock-related awards and other non-monetary incentives.

1.19 "Committee" shall mean the Compensation and Benefits Committee of the Company or such other committee designated by the Board to administer the Plan.

1.20 "Company" shall mean Ameriprise Financial, Inc., a Delaware corporation, and any successor to all or substantially all of its assets or business.

1.21 "Company Stock" shall mean the common stock, par value $0.01 per share, of the Company.

1.22 "Disability" shall have the meaning set forth in Section 409A of the Code.

1.23 "Disability Benefit" shall mean the benefit set forth in Article 7.

1.24 "Discretionary Bonus Amounts" shall mean the amounts that are determined in the sole discretion of an Employer and are payable in cash to a Participant in respect of services rendered during a Plan Year under any bonus or incentive plan or arrangement of an Employer, including any Elective Deductions, but excluding Commission Payouts, stock-related awards and other non-monetary incentives.

1.25 "Distribution Election" shall mean an election made in accordance with Section 5.01.

1.26 "Distribution Election Form" shall mean the Distribution Election Form required by the Committee to be signed and submitted by a Participant with respect to a Distribution Election for a given Plan Year.

1.27 "Election Form" shall mean, with respect to any Plan Account, the Annual Election Form or the Amended Annual Election Form last signed and submitted by the Participant and accepted by the Committee with respect to that Plan Account.

1.28 "Elective Deductions" shall mean the deductions made from a Participant's Base Annual Salary, Bonus Amounts and Commission Payouts for amounts voluntarily deferred or contributed by the Participant pursuant to all qualified and non-qualified compensation deferral plans, including, without limitation, amounts not included in the Participant's gross income under Code Sections 125, 132(f)(4), 402(e)(3) or 402(h), provided, however, that all such amounts would have been payable in cash to the Employee had there been no such plan.

1.29 "Employee" shall mean a person who is an employee of any Employer, as determined by the Committee in its sole discretion.

1.30 "Employee Benefits Agreement" shall mean the Employee Benefits Agreement by and between American Express Company and the Company, dated as of _____ __, 2005.

1.31 "Employer" shall mean the Company or any of its subsidiaries (now in existence or hereafter formed or acquired) that have been selected by the Board to participate in the Plan and have adopted the Plan as a sponsor.

1.32 "Enrollment Forms" shall mean, for any Plan Year, the Annual Election Form, the Distribution Election Form, the Beneficiary Designation Form and any other forms or documents which may be required of a Participant by the Committee, in its sole discretion.

1.33 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.34 "Investment Adjustment" shall mean an adjustment made to the balance of any Plan Account in accordance with Section 3.04 to reflect the performance of an Investment Benchmark pursuant to which the value of the Plan Account is measured.

1.35 "Investment Benchmark" shall mean a benchmark made available under the Plan from time to time by the Committee for purposes of valuing Plan Accounts.

1.36 "Participant" shall mean any eligible Employee (i) who is in a classification of Employees designated by the Committee to participate in the Plan or who is otherwise selected by the Committee to participate in the Plan, (ii) who elects to participate in the Plan, (iii) who signs the applicable Enrollment Forms, (iv) whose signed Enrollment Forms are accepted by the Committee, (v) who commences participation in the Plan, and (vi) whose participation in the Plan has not terminated. A spouse or former spouse of a Participant shall not be treated as a Participant in the Plan or have an account balance under the Plan, even if he or she has an interest in the Participant's benefits under the Plan as a result of applicable law or property settlements resulting from legal separation or divorce.

1.37 "Plan" shall mean the Ameriprise Financial 2005 Deferred Compensation Plan, which shall be evidenced by this instrument and by each Enrollment Form, as they may be amended from time to time.

1.38 "Plan Accounts" shall mean the Annual Deferral Accounts and Annual Discretionary Allocation Accounts established under the Plan.

1.39 "Plan Year" shall mean the period beginning on January 1 of each year and on ending December 31 of such year.

1.40 "Portfolio Award Amount" means a discretionary, long-term incentive award having a performance period of more than twelve months granted under the Ameriprise Financial 2005 Incentive Compensation Plan, any successor plan thereto or any other similar incentive plan or arrangement established or maintained by the Company from time to time, and in each case designated as a "Portfolio Grant" under the applicable plan or arrangement.

1.41 "Reporting Person" shall mean an Employee who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

1.42 "Retirement" shall mean, with respect to a Participant, termination of employment at or after the date that such Participant has attained age 55 and has completed ten (10) Years of Service with the Company or its affiliates, or such other meaning as determined by the Committee in its sole discretion.

1.43 "ROE Formula Rate" means the schedule established by the Committee from time to time, which is based on the Company's annual return on equity ("ROE"), subject to adjustment and as defined by the Committee in its sole discretion.

1.44 "Specified Employee" shall mean a key employee (as defined for purposes of Section 409A of the Code) of the Company or an Employer, as determined by the Committee in its sole discretion.

1.45 "Survivor Benefit" shall mean the benefit set forth in Article 6.

1.46 "Termination of Employment" shall mean, with respect to a Participant, the termination of such Participant's employment with his or her Employer(s), voluntarily or involuntarily, under circumstances that would constitute a "separation from service" for purposes of Section 409A of the Code.

1.47 "Trust" shall mean the trust established in accordance with Article 14.

1.48 "Unforeseeable Financial Emergency" shall have the meaning set forth in Section 409A of the Code, as determined in the sole discretion of the Committee. In making its determination the Committee shall be guided by the prevailing authorities applicable under the Code.

1.49 "Vested Account Balance" shall mean, with respect to any Plan Account as of a given date, the sum of the amounts that have become vested, as adjusted to reflect all applicable Investment Adjustments and all prior withdrawals and distributions, in accordance with Article 3 of the Plan and the provisions of applicable Enrollment Forms.

1.50 "Years of Service" shall mean the total number of actual or deemed full Plan Years during which a Participant has been continuously employed by one or more Employers. For purposes of determining a Participant's Years of Service, such Participant's service with American Express Company will be taken into account if and to the extent, and in accordance with, the provisions of the Employee Benefits Agreement. Any partial Plan Year during which a Participant has been employed by an Employer shall not be counted.


Article 2

Eligibility, Selection, Enrollment


2.01 Selection by Committee.   Participation in the Plan shall be limited to a select group of management or highly compensated Employees of the Employers who are in a classification of Employees designated by the Committee in its sole discretion. For each Plan Year, the Committee may select from that group, in its sole discretion, the Employees who shall be eligible to make an Annual Participant Deferral and/or receive an Annual Discretionary Allocation in respect of that Plan Year. The Committee's selection of an Employee to make an Annual Participant Deferral and/or receive an

Annual Discretionary Allocation in respect of a particular Plan Year will not entitle that Employee to make an Annual Participant Deferral or receive an Annual Discretionary Allocation for any subsequent Plan Year, unless the Employee is again selected by the Committee to make an Annual Participant Deferral and/or receive an Annual Discretionary Allocation for such subsequent Plan Year.

2.02 Enrollment Requirements. As a condition to being eligible to make an Annual Participant Deferral for any Plan Year, each selected Employee shall complete, execute and return to the Committee each of the required Enrollment Forms at the time, and in accordance with the terms and conditions, as the Committee may establish from time to time. The Committee may in its discretion permit an Employee who first becomes eligible to participate in the Plan during any Plan Year to complete, execute and return to the Committee each of the required Enrollment Forms no later than 30 days following the date on which such Employee first becomes eligible to participate in the Plan (or such earlier date as the Committee may establish from time to time) provided that such Annual Participant Deferral shall apply only with respect to services performed subsequent to the time such Enrollment Forms are accepted by the Committee. In addition, each selected Employee shall have on file with the Committee a completed Beneficiary Designation Form prior to the date specified by the Committee, and the Committee shall establish from time to time such other enrollment requirements as it determines necessary, in its sole discretion.

2.03 Commencement of Participation. Provided an Employee selected to make an Annual Participant Deferral in respect of a particular Plan Year has met all enrollment requirements set forth in the Plan and any other requirements imposed by the Committee, including signing and submitting all Enrollment Forms to the Committee within the specified time period, the Employee's designated deferrals shall commence as of the date established by the Committee in its sole discretion. If an Employee fails to meet all such requirements within the specified time period with respect to any Plan Year, the Employee shall not be eligible to make any deferrals for that Plan Year.

2.04 Subsequent Elections. The Enrollment Forms submitted by a Participant in respect of a particular Plan Year will not be effective with respect to any subsequent Plan Year, except that the Beneficiary Designation Form on file with the Committee will remain effective for all subsequent Plan Years unless and until an Amended Beneficiary Designation Form is submitted. If an Employee is selected to participate in the Plan for a subsequent Plan Year and the required Enrollment Forms are not timely delivered for the subsequent Plan Year, the Participant shall not be eligible to make any deferrals with respect to such subsequent Plan Year.

Article 3

**Participant Deferrals, Commitments, Investment
Adjustments, Taxes and Vesting**

3.01 Participant Deferrals.

(a) Deferral Election. The Committee shall have sole discretion to determine in respect of each Plan Year: (i) whether a Participant shall be eligible to make an Annual Participant Deferral; (ii) the form(s) of compensation which may be the subject of any Annual Participant Deferral; and (iii) any other terms and conditions applicable to the Annual Participant Deferral. To the extent permitted by the Committee and subject to the terms and conditions provided by the Committee, a Participant for a given Plan Year may make an election to defer the receipt of amounts payable to the Participant in the form of Base Annual Salary and Bonus Amounts for services rendered during that Plan Year. The Participant's election shall be evidenced by an Annual Election Form completed and submitted to the Committee in accordance with the procedures and time frames as may be established by the Committee in its sole discretion. The amounts deferred by a Participant in respect of services rendered during a Plan Year shall be referred to collectively as an Annual Participant Deferral and shall be credited to an Annual Deferral

Account established in the name of the Participant. A separate Annual Deferral Account shall be established and maintained for each Annual Participant Deferral.

(b)   Minimum and Maximum Deferrals.   The Committee may from time to time designate a minimum or maximum deferral amount applicable to Participants with respect to a given Plan Year.

(c)   Deferral Designations.

(i)   Base Annual Salary.   A Participant may designate the amount of the Annual Participant Deferral to be deducted from his or her Base Annual Salary as specified in the applicable Enrollment Forms for a given Plan Year, which may provide for deferrals to be expressed as a percentage of his or her Base Annual Salary, a fixed dollar amount or a percentage of Base Annual Salary up to a fixed dollar amount, as determined by the Committee. Such amount shall be withheld from each regularly scheduled Base Annual Salary payment in equal amounts.

(ii)   Bonus Amounts.   A Participant may designate the amount of the Annual Participant Deferral to be deducted from his or her Bonus Amounts as specified in the applicable Enrollment Forms for a given Plan Year, which may provide for deferrals to be expressed as either a percentage or a fixed dollar amount of specified Bonus Amounts expected by the Participant, as determined by the Committee. If a Participant designates the Annual Participant Deferral to be deducted from any Bonus Amount as a fixed dollar amount and such fixed dollar amount exceeds the Bonus Amount actually payable to the Participant, the entire amount of such Bonus Amount shall be withheld.

3.02   Annual Discretionary Allocation.   A Participant may be credited with one or more discretionary allocations in respect of any Plan Year, expressed as either a flat dollar amount or as a percentage of the Participant's Base Annual Salary or Bonus Amounts, or any combination of the foregoing. Such discretionary allocations credited to a Participant in respect of a Plan Year shall be referred to collectively as the Annual Discretionary Allocation for that Plan Year and shall be credited to an Annual Discretionary Allocation Account in the name of the Participant. A separate Annual Discretionary Allocation Account shall be established and maintained for each Annual Discretionary Allocation. The Committee shall have sole discretion to determine in respect of each Plan Year and each Participant: (i) whether any Annual Discretionary Allocation shall be made; (ii) the Participant(s) who shall be entitled to such Annual Discretionary Allocation; (iii) the amount of such Annual Discretionary Allocation; (iv) the date(s) on which any portion of such Annual Discretionary Allocation shall be credited to each Participant's Annual Discretionary Allocation Account; (v) the Investment Benchmark(s) that shall apply to such Annual Discretionary Allocation; and (vi) any other terms and conditions applicable to such Annual Discretionary Allocation.

3.03   Investment Benchmarks.

(a)   The Committee shall establish from time to time the Investment Benchmark or Benchmarks that will be available under the Plan. Except as provided in Section 3.03(b), the Investment Benchmark applicable to all amounts deferred under the Plan will be the ROE Formula Rate established by the Committee. The Committee reserves the right to change the ROE Formula Rate applied to amounts deferred under the Plan with respect to any Participant and with respect to any portion of such Participant's deferred amounts, prospectively or retroactively, at any time without the prior consent or notice of the Participants in the Plan.

(b)   At any time, including at the time of the effectiveness of the Plan, the Committee may, in its discretion, add one or more additional Investment Benchmarks under the Plan, and in connection with any such addition, may permit Participants to select from among the then-available Investment Benchmarks under the Plan to measure the value of such Participants' deferrals under the Plan in accordance with the following provisions. In connection with a Participant's election to make an Annual Participant Deferral in respect of a Plan Year, the Participant shall select one or more Investment Benchmarks and the percentage of the Participant's Annual Deferral Account and Annual Discretionary Allocation Account (if any) for such Plan Year to be adjusted to reflect the performance of each selected Investment Benchmark; provided, however, that a Participant's ability to select Investment Benchmarks with respect to his or her Annual Discretionary Allocation Account is subject to, and may be limited by, the Board's discretion under Section 3.02 to designate the Investment Benchmarks that shall apply to all or a portion of such Annual Discretionary Allocation Account. All selections of Investment Benchmarks shall be in multiples of 10% unless the Committee determines that lower increments are acceptable. A Participant may make changes in his or her selected Investment Benchmarks with respect to any Plan Account at such times as the Committee may designate by completing and submitting to the Committee an investment election amendment form in accordance with such procedures and time frames as may be established from time to time at the sole discretion of the Committee. The Committee, in its sole discretion, may place limits on a Participant's ability to make changes with respect to any Investment Benchmarks. In addition, the Committee, in its sole discretion, may discontinue any Investment Benchmark at any time.

(c)   Notwithstanding the foregoing, in no event shall a Participant who is a Reporting Person be permitted to elect to have an Investment Benchmark that tracks the performance of Company Stock apply to any portion of his or her Annual Deferral Accounts that relates to Base Annual Salary or Bonus Amounts paid more frequently than quarterly.

(d)   Notwithstanding anything else to the contrary set forth in the Plan, the Committee's right to modify the Investment Benchmarks applicable to a Continuing Plan Account (as defined below) will be subject at all times to the terms and conditions of the Employee Benefits Agreement.

3.04   Adjustment of Plan Accounts.   While a Participant's Plan Accounts do not represent the Participant's ownership of, or any ownership interest in, any particular assets, the Participant's Plan Accounts shall be adjusted in accordance with the Investment Benchmark(s), subject to the conditions and procedures set forth herein or established by the Committee from time to time. Any notional cash earnings generated under an Investment Benchmark other than the ROE Formula (such as interest and cash dividends and distributions) shall, at the Committee's sole discretion, either be deemed to be reinvested in that Investment Benchmark or reinvested in one or more other Investment Benchmark(s) designated by the Committee. All notional acquisitions and dispositions of Investment Benchmarks under a Participant's Plan Accounts shall be deemed to occur at such times as the Committee shall determine to be administratively feasible in its sole discretion and the Participant's Plan Accounts shall be adjusted accordingly. In addition, a Participant's Plan Accounts may be adjusted from time to time, in accordance with procedures and practices established by the Committee, in its sole discretion, to reflect any notional transactional costs and other fees and expenses relating to the deemed investment, disposition or carrying of any Investment Benchmark for the Participant's Plan Accounts. Adjustments made in accordance herewith shall be referred to as Investment Adjustments.

3.05   FICA and Other Taxes.

(a)   Annual Deferral Amounts. For each Plan Year in which an Annual Participant Deferral is being withheld from a Participant, the Participant's Employer(s) shall withhold from that portion of the Participant's Base Annual Salary and/or Bonus Amounts that is not being deferred, in a manner determined by the Employer(s), the Participant's share of FICA and other employment taxes. If the Committee determines that such portion may not be sufficient to cover the amount of the applicable withholding, then the Committee may reduce the Annual Participant Deferral to the extent necessary, as determined by the Committee in its sole discretion, for the Participant's Employer to comply with applicable withholding requirements.

(b)   Distributions. The Participant's Employer(s), or the trustee of the Trust, shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes required to be withheld by the Employer(s), or the trustee of the Trust, in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Employer(s) and the trustee of the Trust.

3.06   Vesting.

(a)   Forfeiture of Unvested Amounts.   As of the date of a Participant's Termination of Employment, Disability or death, the amounts credited to each of the Participant's Plan Accounts shall be reduced by the amount which has not become vested in accordance with the vesting provisions set forth below and in the Annual Election Form and/or the document announcing an Annual Discretionary Allocation (if any) applicable to such Plan Account, and such unvested amounts shall be forfeited by the Participant.

(b)   Vesting of Amounts.   Subject to Subsection 5.01(c), The Participant shall be vested in all amounts credited to his or her Annual Deferral Account as of the date such amounts are credited to such Participant's Annual Deferral Account. The Participant shall be vested in his or her Annual Discretionary Allocation Account in respect of each given Plan Year as set forth in the document announcing the Annual Discretionary Allocation for such Plan Year. The vesting terms set forth in each Annual Discretionary Allocation announcement shall be established by the Committee in its sole discretion and may vary for each Participant and each Plan Year.

(c)   Vesting upon Plan Termination.   In the event of a termination of the Plan as it relates to any Participant, all amounts credited to any and all Plan Accounts of such Participant as of the effective date of such termination shall be 100% vested.

(d)   Acceleration of Vesting by Committee.   Notwithstanding anything to the contrary contained in the Plan, any Annual Election Form or any document announcing an Annual Discretionary Allocation, the Committee shall have the authority, exercisable in its sole discretion, to accelerate the vesting of any amounts credited to any Plan Account of any Participant and any such acceleration shall be evidenced by a written notice to the Participant setting forth in detail the Plan Account(s) and the amounts affected by the Committee's decision to accelerate vesting and the terms of the new vesting schedule applicable to such amounts.

3.07   Establishment of Continuing Plan Accounts.

(a)   Notwithstanding anything to the contrary set forth herein, effective as of _____ __, 2005, the Company will establish a Plan Account (the "Continuing Plan Account") for each person who participated in any deferred compensation plan or arrangement maintained by American Express Company or any of its affiliates and whose deferrals under any such plans or arrangements will be paid by the Company or its affiliates on or after _____ __, 2005 pursuant to the Employee Benefits Agreement (the "Continuing Participants"). All amounts previously deferred in respect of a Continuing Participant will be credited to such Continuing Participant's Plan Account as of _____ __, 2005. Thereafter, each such Plan Account applicable to a Continuing Participant will be subject to all terms and conditions of the Plan (including terms and conditions relating to the timing and form of distributions and the crediting (or debiting) of amounts deferred under the Plan, except that the operation of this Section 3.07(a) shall not adversely affect in a material manner any right of a Continuing Participant with respect to his or her Continuing Plan Account.

(b)   As soon as reasonably practicable following _____ __, 2005, the Committee will offer each Continuing Participant the right to elect a lump-sum distribution in cash of his or her Continuing Plan Account as of _____ __, 2005. Any such distribution will be made to the Continuing Participant prior to December 31, 2005 in accordance with the terms and conditions of the guidance promulgated in Notice 2005-1 under Section 409A of the Code.

(c)   Any Beneficiary designation made by a Continuing Participant prior to _____ __, 2005 with respect to amounts reflected in such Participant's Continuing Plan Account shall remain in effect under this Plan unless and until a new Beneficiary designation that by its terms supersedes such first Beneficiary designation is made in accordance with the terms of this Plan.

Article 4

Suspension of Deferrals

4.01   Unforeseeable Financial Emergencies.   If a Participant experiences an Unforeseeable Financial Emergency, the Participant may petition the Committee to suspend any deferrals required to be made by the Participant. A petition shall be made on the form required by the Committee to be used for such request and shall include all financial information requested by the Committee in order to made a determination on such petition, as determined by the Committee in its sole discretion. The Committee shall determine, in its sole discretion, whether to approve the Participant's petition. If the petition for a suspension is approved, suspension shall take effect upon the date of approval. Notwithstanding the foregoing, the Committee shall not have any right to approve a request for suspension of deferrals if such approval (or right to approve) would cause the Plan to fail to comply with, or cause a Participant or a Participant's Beneficiary to be subject to a tax under, the provisions of Section 409A of the Code.

4.02   Disability.   From and after the date that a Participant is deemed have suffered a Disability, any standing deferral election of the Participant shall automatically be suspended and no further deferrals shall be made with respect to the Participant.

4.03   Resumption of Deferrals.   If deferrals by a Participant have been suspended during a Plan Year due to an Unforeseeable Financial Emergency or a Disability, the Participant will not be eligible to make any further deferrals in respect of that Plan Year. The Participant may be eligible to make deferrals for subsequent Plan Years provided the Participant is selected to make deferrals for such subsequent Plan Years and the Participant complies with the election requirements under the Plan.

Article 5

Distribution of Plan Accounts

5.01   Distribution Elections.

(a)   Initial Elections.   The Participant shall make a Distribution Election at the time he or she makes an Annual Participant Deferral with respect to a given Plan Year and/or at the time an Annual Discretionary Allocation (if any) is credited to the Participant's Annual Discretionary Allocation Account for a given Plan Year, to have the Vested Account Balance of the Participant's respective Plan Accounts for that Plan Year distributed in either a lump sum, or 2 to 15 substantially equivalent annual installments, in each case commencing on:

   (i)   a specified date that is at least five years from the date of deferral; or

   (ii)   in accordance with administrative guidelines determined by the Committee, a date after (A) the date of the Participant's Retirement or (B) six (6) months following the date of Retirement in respect of any Participant who is a Specified Employee.

(b)   Subsequent Elections.   Subject to any restrictions that may be imposed by the Committee, a Participant may amend his or her Distribution Election with respect to any Plan Account by completing and submitting to the Committee within such time frame as the Committee may designate, an Amended Distribution Election Form; provided, however, that such Amended Distribution Election Form (i) is submitted no later than a date specified by the Committee of the Plan Year prior to the Plan Year in which distribution of the Vested Account Balance of such Plan Account was scheduled to be made in accordance with the Participant's original Distribution Election, (ii) shall not take effect until twelve (12) months after the date on which such Amended Distribution Election Form is filed, (iii) specifies a new distribution date (or a new initial distribution date in the case of installment distributions) that is no sooner than such date specified by the Committee that is five (5) years after the original distribution date (or the original initial distribution date in the case of installment distributions) and (iv) such Amended Distribution Election Form is approved and accepted by the Committee in its sole discretion. A Participant may amend his or her Distribution Election to change the distribution method from a lump sum to installments, but not from installments to a lump sum, and may not choose a distribution date that is later than such date specified by the Committee of the tenth (10th) Plan Year following the end of the Plan Year in respect of which the Annual Participant Deferral was made. Notwithstanding a Participant's Distribution Election with respect to the Vested Account Balance of any Plan Account, some or all of such Vested Account Balance may be subject to deferred distribution pursuant to Section 5.03.

(c) Alternate Payment Provisions.   Notwithstanding anything to the contrary in a Participant's Distribution Election or otherwise, in the event of a Participant's Termination of Employment for any reason other than Retirement, Disability or death, the portion of the Participant's Vested Account Balance that is comprised of such Participant's Annual Participant Deferrals will be paid out in a lump sum in accordance with administrative guidelines determined by the Committee, on a date after (A) such Termination of Employment or (B) six (6) months following the date of the Termination of Employment in respect of any Participant who is a Specified Employee, with interest equivalents credited or debited for the entire period of the deferral as described below:

  (i) for Annual Participant Deferrals made less than five (5) Plan Years prior to such termination, the lesser of (A) the initial deferred amount credited or debited annually at the ROE Formula Rate, or (B) the initial deferred amount credited annually with the rate of return on the applicable 5-year U.S. Treasury Note, with credits or debits through such Participant's date of termination; or

  (ii) for Annual Participant Deferrals made five (5) Plan Years or more prior to such termination, credited or debited annually using the ROE Formula Rate, with credits or debits through the Participant's date of termination.

In the event of a Participant's Termination of Employment for any reason other than Retirement, Disability or death, the portion of the Participant's Vested Account Balance that is comprised of the Annual Discretionary Allocation Account will be paid out in a lump sum in accordance with administrative guidelines determined by the Committee, on a date after (A) such Termination of Employment or (B) six (6) months following the date of the Termination of Employment in respect of any Participant who is a Specified Employee.

5.02   Withdrawal in the Event of an Unforeseeable Financial Emergency.   Subject to Section 5.03, in the event that a Participant experiences an Unforeseeable Financial Emergency, the Participant may petition the Committee to receive a partial or full payout of amounts credited to one or more of the Participant's Plan Accounts. The Committee shall determine, in its sole discretion, whether the requested payout shall be made, the amount of the payout and the Plan Accounts from which the payout will be made; provided, however, that the payout shall not exceed the lesser of the Participant's Aggregate Vested Benefit or the amount reasonably needed to satisfy the Unforeseeable Financial Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution. In making its determination under this Section 5.02, the Committee shall be guided by the requirements of Section 409A of the Code and any other related prevailing legal authorities and the Committee shall take into account the extent to which a Participant's Unforeseeable Financial Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by the liquidation by the Participant of his or her assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). If, subject to the sole discretion of the Committee, the petition for a payout is approved, the payout shall be made within ninety (90) days of the date of approval.

5.03   Valuation of Plan Accounts Pending Distribution.   To the extent that the distribution of any portion of any Plan Account is deferred, whether pursuant to the limitations imposed under this Article 5 or for any other reason, any amounts remaining to the credit of the Plan Account shall continue to be adjusted by the applicable Investment Adjustments in accordance with Article 3.

5.04   Payment on a Change in Control.   Nothwithstanding anything to the contrary set forth in a Participant's Annual Distribution Election Form or the Plan, upon the occurrence of a Change in Control, each Participant will receive two years' additional interest in his or her Plan Accounts. In addition, upon a Change in Control, each Participant will vest in all amounts attributable to his or her unvested Annual Discretionary Allocation and the Company will distribute all previously undistributed Plan Accounts and Continuing Plan Accounts to Participants (or their Beneficiaries, as the case may be).

5.05   Form of Payment.   Distributions under the Plan shall be paid in cash; provided, however, that the Committee may provide, in its discretion, that any distribution attributable to the portion of a Plan Account that is deemed invested in an Investment Benchmark that tracks that value of Company Stock shall be paid in shares of Company Stock; provided, further, that any shares of Company Stock paid out under the Plan will be deemed to have been distributed under the Ameriprise Financial 2005 Incentive Compensation Plan or any successor thereto and will count against the limit on the number of shares of Company Stock available for distribution thereunder.

Article 6

Survivor Benefit

6.01   Survivor Benefit.   Subject to Article 5, a Participant's Beneficiary shall receive a Survivor Benefit equal to the Participant's Aggregate Vested Balance, if the Participant dies before he or she has received a complete distribution of his or her Aggregate Vested Benefit.

6.02   Payment of Survivor Benefit.   The Survivor Benefit shall be payable to the Beneficiary indicated on the Participant's Beneficiary Designation Form in a lump sum payment. Subject to Article 5, the lump sum payment will be made within ninety (90) days of the date on which the Committee is notified in writing of the Participant's death.

Article 7

Disability Benefit

Disability Benefit.   Notwithstanding any Distribution Election under Article 5, a Participant suffering a Disability shall receive a Disability Benefit equal to his or her Aggregate Vested Balance. Subject to the terms of Article 5, a Participant's Disability Benefit shall be paid in a lump sum within ninety (90) days of the Committee's determination that the Participant has a Disability.

Article 8

Beneficiary Designation

8.01   Beneficiary.   Each Participant shall have the right, at any time, to designate his or her Beneficiary(ies) (both primary as well as contingent) to receive any benefits payable under the Plan to a beneficiary upon the death of a Participant. The Beneficiary designated under the Plan may be the same as or different from the Beneficiary designation under any other plan of an Employer in which the Participant participates.

8.02   Beneficiary Designation; Change; Spousal Consent.   A Participant shall designate his or her Beneficiary by completing and signing a Beneficiary Designation Form, and returning it to the

Committee or its designated agent. A Participant shall have the right to change a Beneficiary by completing, signing and submitting to the Committee an Amended Beneficiary Designation Form in accordance with the Committee's rules and procedures, as in effect from time to time. If the Participant names someone other than his or her spouse as a Beneficiary, a spousal consent, in the form designated by the Committee, must be signed by that Participant's spouse and returned to the Committee. Upon the acceptance by the Committee of an Amended Beneficiary Designation Form, all Beneficiary designations previously filed shall be canceled. The Committee shall be entitled to rely on the last Beneficiary Designation Form filed by the Participant and accepted by the Committee prior to his or her death.

8.03   Acknowledgment.   No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Committee or its designated agent.

8.04   No Beneficiary Designation.   If a Participant fails to designate a Beneficiary as provided above or, if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant's Aggregate Vested Benefit, then the Participant's designated Beneficiary shall be deemed to be his or her surviving spouse. If the Participant has no surviving spouse, the benefits remaining under the Plan to be paid to a Beneficiary shall be payable to the executor or personal representative of the Participant's estate.

8.05   Doubt as to Beneficiary.   If the Committee has any doubt as to the proper Beneficiary to receive payments pursuant to the Plan, the Committee shall have the right, exercisable in its discretion, to cause the Participant's Employer to withhold such payments until this matter is resolved to the Committee's satisfaction.

8.06   Discharge of Obligations.   The payment of benefits under the Plan to a Beneficiary shall fully and completely discharge all Employers and the Committee from all further obligations under the Plan with respect to the Participant, and each of the Participant's Annual Election Forms shall terminate upon such full payment of benefits.

Article 9

Leave of Absence

9.01   Paid Leave of Absence.   If a Participant is authorized by the Participant's Employer for any reason to take a paid leave of absence from the employment of the Employer, the Participant shall continue to be considered employed by the Employer and the appropriate amounts shall continue to be withheld from the Participant's compensation pursuant to the Participant's then current Annual Election Form.

9.02   Unpaid Leave of Absence.   If a Participant is authorized by the Participant's Employer for any reason to take an unpaid leave of absence from the employment of the Employer, the Participant shall continue to be considered employed by the Employer and the Participant shall be excused from making deferrals until the earlier of the date the leave of absence expires or the Participant returns to a paid employment status. Upon such expiration or return, deferrals shall resume for the remaining portion of the Plan Year in which the expiration or return occurs, based on the deferral election, if any, made for that Plan Year. If no election was made for that Plan Year, no deferral shall be withheld.

9.03   Notwithstanding anything to the contrary herein, in the event that the provision of any benefit to a Participant under this Article 9 would result in the imposition of tax under Section 409A of the Code, the Committee shall use its best efforts to modify any such benefit to comply with the provisions of Section 409A of the Code.

Article 10

Termination, Amendment or Modification

10.01 Termination. Although an Employer may anticipate that it will continue the Plan for an indefinite period of time, there is no guarantee that any Employer will continue the Plan or will not terminate the Plan at any time in the future. Accordingly, each Employer reserves the right to discontinue its sponsorship of the Plan and to terminate the Plan, at any time, with respect to its participating Employees by action of its board of directors. In addition, the Company may at any time terminate an Employer's participation in the Plan. Upon the termination of the Plan with respect to any Employer, subject to Section 5.03, all amounts credited to each of the Plan Accounts of each affected Participant shall be 100% vested and shall be paid to the Participant or, in the case of the Participant's death, to the Participant's Beneficiary, in a lump sum notwithstanding any elections made by the Participant, and the Annual Election Forms relating to each of the Participant's Plan Accounts shall terminate upon full payment of such Aggregate Vested Balance, except that neither the Company nor any Employer shall have any right to so accelerate the payment of any amount to the extent such right would cause the Plan to fail to comply with, or cause a Participant or such Participant's Beneficiary to be subject to a tax under, the provisions of Section 409A of the Code.

10.02 Amendment. The Company may, at any time, amend or modify the Plan in whole or in part with respect to any or all Employers by the actions of the Committee; provided, however, that (i) no amendment or modification shall be effective to decrease or restrict the value of a Participant's Aggregate Vested Balance in existence at the time the amendment or modification is made, calculated as if the Participant had experienced a Termination of Employment as of the effective date of the amendment or modification and (ii) except as specifically provided in Section 10.01, no amendment or modification shall be made after a Change in Control which adversely affects the vesting, calculation or payment of benefits hereunder or diminishes any other rights or protections any Participant or Beneficiary would have had but for such amendment or modification, unless each affected Participant or Beneficiary consents in writing to such amendment.

10.03 Effect of Payment. The full payment of the applicable benefit under the provisions of the Plan shall completely discharge all obligations to a Participant and his or her designated Beneficiaries under the Plan and each of the Participant's Annual Election Forms shall terminate.

Article 11

Administration

11.01 Committee Duties. This Plan shall be administered by the Committee. Members of the Committee may be Participants under the Plan. The Committee shall also have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan and (ii) decide or resolve any and all questions including interpretations of the Plan, as may arise in connection with the Plan. Any individual serving on the Committee who is a Participant shall not vote or act on any matter relating solely to himself or herself. When making a determination or calculation, the Committee shall be entitled to rely on information furnished by a Participant or the Company.

11.02 Agents. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel who may be counsel to any Employer. Any reference herein to the Committee shall be deemed to include any person to whom any such duty of the Committee has been delegated.

11.03 Binding Effect of Decisions. The decision or action of the Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the

Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

11.04 **Indemnity of Committee.** All Employers shall indemnify and hold harmless the members of the Committee, and any Employee to whom duties of the Committee may be delegated, against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to the Plan, except in the case of willful misconduct by the Committee or any of its members or any such Employee.

11.05 **Employer Information.** To enable the Committee to perform its functions, each Employer shall supply full and timely information to the Committee on all matters relating to the compensation of its Participants, the date and circumstances of the Retirement, Disability, death or Termination of Employment of its Participants, and such other pertinent information as the Committee may reasonably require.


Article 12

Other Benefits and Agreements


The benefits provided for a Participant and Participant's Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for employees of the Participant's Employer. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program except as may otherwise be expressly provided.


Article 13

Claims Procedures


13.01 **Presentation of Claim.** Any Participant or Beneficiary of a deceased Participant (such Participant or Beneficiary being referred to below as a "Claimant") may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within sixty (60) days after such notice was received by the Claimant. The claim must state with particularity the determination desired by the Claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the Claimant.

13.02 **Notification of Decision.** The Committee shall consider a Claimant's claim within a reasonable time, and shall notify the Claimant in writing:

(a) that the Claimant's requested determination has been made, and that the claim has been allowed in full; or

(b) that the Committee has reached a conclusion contrary, in whole or in part, to the Claimant's requested determination, and such notice must set forth in a manner calculated to be understood by the Claimant:

   (i) the specific reason(s) for the denial of the claim, or any part of it;

   (ii) specific reference(s) to pertinent provisions of the Plan upon which such denial was based;

   (iii) a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary; and

   (iv) an explanation of the claim review procedure set forth in Section 13.03 below.

13.03   Review of a Denied Claim.   Within sixty (60) days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant's duly authorized representative) may file with the Committee a written request for a review of the denial of the claim. Thereafter, but not later than thirty (30) days after the review procedure began, the Claimant (or the Claimant's duly authorized representative):

(a)   may review pertinent documents;

(b)   may submit written comments or other documents; and/or

(c)   may request a hearing, which the Committee, in its sole discretion, may grant.

13.04   Decision on Review.   The Committee shall render its decision on review promptly, and not later than sixty (60) days after the filing of a written request for review of the denial, unless a hearing is held or other special circumstances require additional time, in which case the Committee's decision must be rendered within one hundred twenty (120) days after such date. Such decision must be written in a manner calculated to be understood by the Claimant, and it must contain:

(a)   specific reasons for the decision;

(b)   specific reference(s) to the pertinent Plan provisions upon which the decision was based; and

(c)   such other matters as the Committee deems relevant.

13.05   Arbitration.   A Claimant's compliance with the foregoing provisions of this Article 13 is a mandatory prerequisite to a Claimant's right to commence any arbitration with respect to any claim for benefits under the Plan. Any and all claims that are not resolved to the satisfaction of a Claimant under the above provisions of this Article 13 shall be subject to arbitration conducted in New York before a panel of three (3) arbitrators pursuant to rules of _____. Unless otherwise provided herein each party shall bear its own costs and expenses in connection with such arbitration and the parties shall contribute equally the arbitrator's fees. The arbitrator's decision in any dispute shall be final and binding and shall not be subject to appeal or judicial review.

Article 14

Trust

14.01   Establishment of the Trust.   The Company may establish one or more Trusts to which the Employers may transfer such assets as the Employers determine in their sole discretion to assist in meeting their obligations under the Plan.

14.02   Interrelationship of the Plan and the Trust.   The provisions of the Plan and the relevant Annual Election Forms shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust shall govern the rights of the Employers, Participants and the creditors of the Employers to the assets transferred to the Trust.

14.03   Distributions from the Trust.   Each Employer's obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Employer's obligations under this Agreement.

Article 15

Miscellaneous

15.01   Status of Plan.   The Plan is intended to be (i) a plan that is not qualified within the meaning of Code Section 401(a) and (ii) a plan that "is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employee" within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1).

The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent. All Plan Accounts and all credits and other adjustments to such Plan Accounts shall be bookkeeping entries only and shall be utilized solely as a device for the measurement and determination of amounts to be paid under the Plan. No Plan Accounts, credits or other adjustments under the Plan shall be interpreted as an indication that any benefits under the Plan are in any way funded. In addition, the Committee shall use its reasonable best efforts to interpret and administer the Plan in a manner that satisfies the requirements of Section 409A of the Code.

15.02   Unsecured General Creditor.   Participants and their Beneficiaries, heirs, successors and assigns shall have no legal or equitable rights, interests or claims in any property or assets of an Employer. For purposes of the payment of benefits under the Plan, any and all of an Employer's, assets, shall be, and remain, the general, unpledged unrestricted assets of the Employer. An Employer's obligation under the Plan shall be merely that of an unfunded and unsecured promise to pay money in the future.

15.03   Employer's Liability.   An Employer's liability for the payment of benefits shall be defined only by the Plan and the Annual Election Form, as entered into between the Employer and a Participant. An Employer shall have no obligation to a Participant under the Plan except as expressly provided in the Plan and his or her Annual Election Form.

15.04   Nonassignability.   Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure, attachment, garnishment or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency or be transferable to a spouse as a result of a property settlement or otherwise.

15.05   Not a Contract of Employment.   The terms and conditions of the Plan and the Annual Election Form under the Plan shall not be deemed to constitute a contract of employment between any Employer and the Participant. Such employment is hereby acknowledged to be an "at will" employment relationship that can be terminated at any time for any reason, or no reason, with or without cause, and with or without notice, except as otherwise provided in a written employment agreement. Nothing in the Plan or any Annual Election Form shall be deemed to give a Participant the right to be retained in the service of any Employer as an Employee or to interfere with the right of any Employer to discipline or discharge the Participant at any time.

15.06   Furnishing Information.   A Participant or his or her Beneficiary will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary.

15.07   Terms.   Whenever any words are used herein in the masculine, they shall be construed as though they were in the feminine in all cases where they would so apply; and whenever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or the singular, as the case may be, in all cases where they would so apply.

15.08   Captions.   The captions of the articles, sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

15.09   Governing Law.   Subject to ERISA, the provisions of the Plan shall be construed and interpreted according to the internal laws of the State of New York without regard to its conflicts of laws principles.

15.10   Notice.   Any notice or filing required or permitted to be given to the Committee under the Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

> Ameriprise Financial, Inc.
> 707 2nd Avenue South
> Minneapolis, Minnesota 55474
> Attn: VP, Compensation and Benefits
>
> with a copy to:
>
> General Counsel's Office

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark or the receipt for registration or certification.

Any notice or filing required or permitted to be given to a Participant under the Plan shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Participant.

15.11   Successors.   The provisions of the Plan shall bind and inure to the benefit of the Participant's Employer and its successors and assigns and the Participant and the Participant's designated Beneficiaries.

15.12   Spouse's Interest.   The interest in the benefits hereunder of a spouse of a Participant who has predeceased the Participant shall automatically pass to the Participant and shall not be transferable by such spouse in any manner, including but not limited to such spouse's will, nor shall such interest pass under the laws of intestate succession.

15.13   Validity.   In case any provision of the Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but the Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

15.14   Incompetent.   If the Committee determines in its discretion that a benefit under the Plan is to be paid to a minor, a person declared incompetent or to a person incapable of handling the disposition of that person's property, the Committee may direct payment of such benefit to the guardian, legal representative or person having the care and custody of such minor, incompetent or incapable person. The Committee may require proof of minority, incompetence, incapacity or guardianship, as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Participant and the Participant's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such payment amount.

15.15   Distribution in the Event of Taxation.   If, for any reason, all or any portion of a Participant's benefit under the Plan becomes taxable to the Participant prior to receipt, a Participant may petition the Committee before a Change in Control, or the trustee of the Trust after a Change in Control, for a distribution of that portion of his or her benefit that has become taxable. Upon the grant of such a petition, which grant shall not be unreasonably withheld, a Participant's Employer shall distribute to the Participant immediately available funds in an amount equal to the taxable portion of his or her benefit (which amount shall not exceed a Participant's unpaid Aggregate Vested Balance under the Plan). If the petition is granted, the tax liability distribution shall be made within ninety (90) days of the date when the Participant's petition is granted. Such a distribution shall affect and reduce the benefits to be paid under the Plan.

15.16   Insurance.   The Employers, on their own behalf or on behalf of the trustee of the Trust, and, in their sole discretion, may apply for and procure insurance on the life of the Participant, in such amounts and in such forms as the Trust may choose. The Employers or the trustee of the Trust, as the case may be, shall be the sole owner and beneficiary of any such insurance. The Participant shall have no interest whatsoever in any such policy or policies, and at the request of the Employers shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Employers have applied for insurance.

15.17   Legal Fees To Enforce Rights After Change in Control.   The Company and each Employer is aware that upon the occurrence of a Change in Control, the Board or the board of directors of the Participant's Employer (which might then be composed of new members) or a shareholder of the Company or the Participant's Employer, or of any successor corporation might then cause or attempt to cause the Company or the Participant's Employer or such successor to refuse to comply with its obligations under the Plan and might cause or attempt to cause the Company or the Participant's Employer to institute, or may institute, arbitration or litigation seeking to deny Participants the benefits intended under the Plan. In these circumstances, the purpose of the Plan could be frustrated. Accordingly, if, following a Change in Control, it should appear to any Participant that the Company, the Participant's Employer or any successor corporation has failed to comply with any of its obligations under the Plan or any agreement thereunder or, if the Company, such Employer or any other person takes any action to declare the Plan void or unenforceable or institutes any arbitration, litigation or other legal action designed to deny, diminish or to recover from any Participant the benefits intended to be provided, then the Company and the Participant's Employer irrevocably authorize such Participant to retain counsel of his or her choice at the expense of the Company and the Employer (who shall be jointly and severally liable) to represent such Participant in connection with the initiation or defense of any arbitration, litigation or other legal action, whether by or against the Company, the Participant's Employer or any director, officer, shareholder or other person affiliated with the Company, the Participant's Employer or any successor thereto in any jurisdiction; provided, however, that in the event that the trier in any such legal action determines that the Participant's claim was not made in good faith or was wholly without merit, the Participant shall return to the Company any amount received pursuant to this Section 15.17.

IN WITNESS WHEREOF, the Company has signed the Plan document as of _____, 2005.

Ameriprise Financial, Inc.
a Delaware corporation

By: _____

Name: _____

Title: _____